Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

CONNECTED TRANSACTION

GRANT OF RESTRICTED SHARES TO A CONNECTED PERSON

BY A LISTED SUBSIDIARY –

MELCO RESORTS & ENTERTAINMENT LIMITED

The Board announces that on 6 April 2022 (US Eastern Standard Time), Melco Resorts granted Restricted Shares in respect of 2,052,206 ADSs (equivalent to 6,156,618 Melco Resorts Shares) to Mr. Ho under the Melco Resorts Share Incentive Plan.

Grant of Restricted Shares to Mr. Ho by Melco Resorts

The Board announces that on 6 April 2022 (US Eastern Standard Time), Melco Resorts granted Restricted Shares in respect of 2,052,206 ADSs (equivalent to 6,156,618 Melco Resorts Shares) to Mr. Ho under the Melco Resorts Share Incentive Plan.

Pursuant to the Melco Resorts Share Incentive Plan, the Restricted Shares, when issued and fully paid, shall rank pari passu among themselves and with those shares in issue, and will vest to Mr. Ho on the Vesting Dates. The Restricted Shares granted are not transferable and may not be sold, pledged or otherwise transferred until vested.

The Restricted Shares granted represent approximately 0.42% of Melco Resorts’ issued shares as at the date of this announcement and will be vested to Mr. Ho in four tranches, as to 269,462 ADSs (equivalent to 808,386 Melco Resorts Shares) on 6 April 2022, 666,820 ADSs (equivalent to 2,000,460 Melco Resorts Shares) on 6 April 2023, 666,820 ADSs (equivalent to 2,000,460 Melco Resorts Shares) on 6 April 2024 and 449,104 ADSs (equivalent to 1,347,312 Melco Resorts Shares) on 6 April 2025, respectively.

Based on the closing price of US$7.40 per ADS as quoted on the Nasdaq Global Select Market on 6 April 2022, the market value of the Restricted Shares granted to Mr. Ho is approximately US$15,186,324 (equivalent to approximately HK$118,453,327).

The number of Restricted Shares granted to Mr. Ho is determined with reference to his duties and responsibilities as a director of a subsidiary of Melco Resorts in Macau, where the majority of the Group’s business is located.

Reasons for and Benefits of the Grant

The purpose of the aforesaid grant of Restricted Shares to Mr. Ho is for incentivizing and motivating him to strive for the future development of the Melco Resorts Group and its businesses.

The Directors (including the independent non-executive Directors) consider that the terms of the grant of Restricted Shares by Melco Resorts to Mr. Ho are fair and reasonable, that the grant is on normal commercial terms or better (as far as the Company is concerned) and in the ordinary and usual course of business of the Group, and that the grant is in the interests of the Company and its shareholders as a whole.

The Company confirms that Mr. Ho, who has a material interest in the aforesaid grant of Restricted Shares to him, abstained from voting at the relevant Board meeting on the resolution in relation to such grant. None of the other Directors has a material interest, or otherwise is required to abstain from voting on, the Board resolution in relation to such grant.

Information about Melco Resorts and the Company

The Company, through its subsidiaries, is principally engaged in leisure, gaming and entertainment, and other investments.

Melco Resorts is a developer, owner and operator of integrated resort facilities in Asia and Europe. The ADSs of Melco Resorts are listed on the Nasdaq Global Select Market in the US. As at the date of this announcement, Melco Resorts is a subsidiary of the Company.

Melco Resorts will continue to be a subsidiary of the Company following the aforesaid grant of Restricted Shares to Mr. Ho.

For the financial year ended 31 December 2021, Melco Resorts’ audited loss before taxation was approximately US$953,579,000 (equivalent to approximately HK$7,437,916,200) and Melco Resorts’ audited loss after taxation was approximately US$956,464,000 (equivalent to approximately HK$7,460,419,200).

For the financial year ended 31 December 2020, Melco Resorts’ audited loss before taxation was approximately US$1,457,527,000 (equivalent to approximately HK$11,368,710,600) and Melco Resorts’ audited loss after taxation was approximately US$1,454,614,000 (equivalent to approximately HK$11,345,989,200).

As at 31 December 2021, Melco Resorts’ audited net asset value was approximately US$819,885,000 (equivalent to approximately HK$6,395,103,000).

The Group measures the cost of Restricted Shares to Mr. Ho based on the grant date fair value and will recognize such cost over the vesting period.

Implications under the Listing Rules

Mr. Ho is a substantial shareholder, the Chairman and Chief Executive Officer of the Company. He is also the Chairman and Chief Executive Officer of Melco Resorts. As such, Mr. Ho is a connected person of the Company, and the grant of Restricted Shares to Mr. Ho in his capacity as director of a subsidiary of Melco Resorts in Macau constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

Based on the closing price of US$7.40 per ADS as quoted on the Nasdaq Global Select Market on 6 April 2022 and the number of Restricted Shares granted to Mr. Ho (when aggregated with the Melco Resorts Shares previously granted by Melco Resorts to Mr. Ho within the preceding 12-month period), one or more applicable percentage ratios exceeds 0.1% but each of the applicable percentage ratios is less than 5%. Accordingly, the aforementioned grant of Restricted Shares to Mr. Ho is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Definitions

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADSs”	American depositary shares of Melco Resorts

“Board”	the board of Directors

“Company”	Melco International Development Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Main Board of the Stock Exchange

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Melco Resorts”	Melco Resorts & Entertainment Limited, a company incorporated in the Cayman Islands with limited liability and a subsidiary of the Company, with its ADSs listed on the Nasdaq Global Select Market in the US

“Melco Resorts Group”	Melco Resorts and its subsidiaries

“Melco Resorts Shares”	shares of Melco Resorts, three of which are equivalent to one ADS

“Melco Resorts Share Incentive Plan”	a share incentive plan adopted by Melco Resorts effective from 6 December 2021

“Mr. Ho”	Mr. Ho, Lawrence Yau Lung, substantial shareholder, Chairman and Chief Executive Officer of the Company

“Restricted Shares”	restricted Melco Resorts Shares awarded under Melco Resorts Share Incentive Plan

“SEC”	The US Securities and Exchange Commission

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“US”	The United States of America

“US$”	United States dollars, the lawful currency of the US

“Vesting Dates”	6 April 2022, 6 April 2023, 6 April 2024 and 6 April 2025

“%”	per cent.

By Order of the Board of Melco International Development Limited Leung Hoi Wai, Vincent Company Secretary

Hong Kong, 7 April 2022

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = HK$7.80. Percentages and figures expressed have been rounded.

As at the date of this announcement, the Board comprises three Executive Directors, namely Mr. Ho, Lawrence Yau Lung (Chairman and Chief Executive Officer), Mr. Evan Andrew Winkler (President and Managing Director) and Mr. Chung Yuk Man, Clarence; one Non-executive Director, namely Mr. Ng Ching Wo; and three Independent Non-executive Directors, namely Mr. John William Crawford, Mr. Tsui Che Yin, Frank and Ms. Karuna Evelyne Shinsho.